FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

QUEBECOR MEDIA INC.

(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press Release dated November 7, 2006 (Quebecor inc.)
2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the period ended September 30, 2006;
3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 9-Month Period ended September 30, 2006.

November 7, 2006

For immediate release

QUEBECOR INC. REPORTS THIRD  QUARTER 2006 RESULTS

Highlights of third quarter 2006

➢	Quebecor Inc.: Net income up 49.6% or $11.2 million ($0.18 per basic share) to $33.8 million ($0.53 per basic share).

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Quebecor Media Inc.: Revenues up $70.5 million to $721.4 million, operating income up $20.6 million to $196.0 million; quarterly net income of $46.6 million, a $56.7 million year-over-year improvement.

➢	Quebecor World Inc.: Revenues down US$31.0 million to US$1.55 billion, operating income down US$28.0 million to US$143.6 million.

➢	Videotron Ltd.: Operating income up 30.4%.

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Videotron customer growth in third quarter of 2006: +60,900 for cable telephone service, +43,900 for cable Internet access, +39,900 for illico Digital TV, +31,500 for all cable television services combined (i.e. analog service plus illico Digital TV).

➢	Videotron launches wireless telephone service for residential and business customers.

➢	CEO of Quebecor World makes progress on five-point transformation plan to improve business in short-term and position Quebecor World for long-term growth.

Montréal, Québec - Quebecor Inc.’s revenues totalled $2.43 billion in the third quarter of 2006, down $89.3 million (–3.5%) from the same period of 2005. A $70.5 million increase in Quebecor Media’s revenues only partially offset a $159.8 million decrease at Quebecor World due to the impact of the conversion of its revenues into Canadian dollars (estimated at $122.0 million(1)), as well as continuing pricing pressures and volume decreases. Operating income totalled $354.6 million in the third quarter of 2006, a $26.8 million (-7.0%) decrease. Quebecor Media’s operating income was up $20.6 million to $196.0 million. The increase only partially offset a $44.9 million (US$28.0 million) decrease in Quebecor World’s operating income to $160.8 million (US$143.6 million).

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(1) The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.12 in the third quarter of 2006, compared with US$1.00 = $1.20 in the same period of 2005, producing an unfavourable foreign exchange variance estimated at $122.0 million.

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“The $56.7 million improvement in Quebecor Media’s third-quarter net income was driven by a 30.4% surge in Videotron’s operating income and the favourable variances generated by debt refinancing,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “Videotron continued to post excellent customer growth figures for its digital cable television, Internet access and telephone services. It also added a new product, wireless telephone service, in August 2006. At the same time, challenging conditions in print media markets and temporary inefficiencies caused by the installation of new presses continued to affect Quebecor World’s results. The impact was accentuated by the unfavourable effect of the conversion of Quebecor World’s results into Canadian dollars. Quebecor World made progress on its five-point transformation plan and continued the restructuring of its manufacturing platforms.”

Quebecor’s net income totalled $33.8 million ($0.53 per basic share) in the third quarter of 2006, compared with $22.6 million ($0.35 per basic share) in the same period of 2005. The increase of $11.2 million ($0.18 per basic share) was caused primarily by a $49.5 million decrease in losses on debt refinancing and an $18.6 million decrease in financial expenses. These factors outweighed the $26.8 million decline in operating income and an $18.1 million reduction in the unrealized gain on re-measurement of exchangeable debentures.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of debentures, the loss on debt refinancing and the gain on sales of businesses, all net of income tax and non--controlling interest, net income from continuing activities was $35.7 million ($0.56 per basic share) in the third quarter of 2006, compared with $29.8 million ($0.46 per basic share) in the same period of 2005, an increase of $5.9 million ($0.10 per basic share).

Quebecor Media generated net income of $46.6 million in the third quarter of 2006, compared with a net loss of $10.1 million in the same quarter of 2005. The $56.7 million improvement was mainly due to the increase in operating income, a decrease in losses on debt refinancing and lower financial expenses.

Quebecor World recorded net income of US$11.2 million in the third quarter of 2006, compared with US$19.7 million in the same period of 2005. The negative variance of US$8.5 million was mainly due to the decrease in operating income.

Year-to-date

In the first nine months of 2006, Quebecor recorded revenues of $7.15 billion, a decrease of $376.2 million (-5.0%). A $216.4 million increase in Quebecor Media’s revenues only partially offset a $591.3 million decrease at Quebecor World, which was mainly due to the impact of the conversion of its revenues into Canadian dollars (estimated at $400.0 million(2)), as well as continuing pricing pressures and volume reductions.

Year-to-date operating income was down $127.2 million (-11.2%) to $1.01 billion. At Quebecor Media, operating income was up $43.2 million to $563.4 million. The increase only partially offset a

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(2) The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.13 in the first nine months of 2006, compared with US$1.00 = $1.22 in the same period of 2005, producing an unfavourable foreign exchange variance estimated at $400.0 million.

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$167.9 million (US$108.4 million) reduction in Quebecor World’s operating income to $444.7 million (US$392.8 million) in the first nine months of 2006.

Quebecor recorded a net loss of $13.1 million ($0.20 per basic share) in the first nine months of 2006, compared with net income of $55.2 million ($0.85 per basic share) in the same period of 2005. The unfavourable variance of $68.3 million was caused primarily by the impact of the recording in the first nine months of 2006 of a $342.1 million loss on debt refinancing in connection with the refinancing of Quebecor Media’s Notes, compared with a $60.0 million loss in the same period of 2005. This refinancing enables Quebecor Media and its subsidiaries to take advantage of more advantageous interest rates. The unfavourable variance was also due to the $127.2 million decrease in Quebecor’s operating income. These factors were partially offset by a $53.5 million reduction in financial expenses, mainly because of the favourable impact of the refinancing at Quebecor Media, by a $78.9 million decrease in non-controlling interest, due primarily to an unfavourable variance in losses on debt refinancing in Quebecor Media, and by the favourable impact of the decrease in federal tax rates.

Excluding unusual items, i.e. the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, the loss on debt refinancing and gains (losses) on sales of businesses, all net of income tax and non-controlling interest, net income was $83.3 million in the first nine months of 2006 ($1.30 per basic share), compared with $73.2 million ($1.13 per basic share) in the same period of 2005, an increase of $10.1 million ($0.17 per basic share).

Quebecor Media recorded a net loss of $72.6 million in the first nine months of 2006, compared with net income of $38.1 million in the same period of 2005. The unfavourable variance of $110.7 million was essentially due to the loss on debt refinancing, which was partially offset by the increase in operating income and a decrease in financial expenses. Quebecor World recorded a year-to-date net loss of US$9.5 million, compared with net income of US$18.6 million in the same period of 2005. The unfavourable variance of US$28.1 million was mainly a result of the decrease in operating income, which was partially offset by improvements in the reserve for restructuring and the income tax expense.

Dividend

On November 7, 2006, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 19, 2006 to shareholders of record at the close of business on November 24, 2006.

2006 audited consolidated financial statements

Quebecor World has announced that it expects to release its annual audited financial statements, press release and Management Discussion and Analysis (MD&A) for the 2006 fiscal year in late March 2007. Exceptionally for the 2006 fiscal year, these documents will be released later than usual to complete, for the first time, the assessment of internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and thereafter the required reports of Quebecor World’s auditor on such assessment and the annual financial statements. Quebecor therefore also plans to release its annual audited financial statements, press release and Management Discussion and Analysis for the fiscal year 2006 in late March 2007. The Company expects to release some consolidated and segmented financial information for the 2006 fiscal year relating to Quebecor Media Inc. in mid-February 2007.

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Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the third quarter of 2006, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flows from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its third quarter 2006 results on Tuesday, November 7, 2006, at 4:45 p.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 23837#. A tape recording of the call will be available from November 7 through December 11, 2006, by dialling 1 877 293-8133, access code 33994#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials and equipment), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section of the Management Discussion and Analysis for the year ended December 31, 2005, updated information found in the Company’s quarterly Management Discussion and Analysis, and the “Risk Factors” section of the Company’s 2005 Annual Information Form.

The forward-looking statements in this press release reflect the Company’s expectations as of November 7, 2006 and are subject to change after this date. The Company expressly disclaims any

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obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language conventional television network in Québec, a number of specialty channels, and the English-language conventional station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 877-5117	(514) 886-7665 (cell)
lavoie.luc@quebecor.com

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SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

The President and Chief Executive Officer of Quebecor World is implementing a five-point transformation plan that focuses on five key areas in order to improve business in the short-term and position Quebecor World for long-term growth: (1) Customer value: Create the highest value for Quebecor World’s customers by creating and providing complete, integrated, high-value solutions that extend beyond printing. Quebecor World is committed to delivering a high-quality print service and increasing its before-print offerings (marketing services, ad design, database optimization, content management, complete premedia solutions) and its after-print offerings (mailing list optimization, co-mailing, fulfillment); (2) Best people: During the third quarter of 2006, Quebecor World started a process to optimize its organizational structure and to ensure the right people with the right skills are in the right positions; (3) Great execution: In the third quarter of 2006, Quebecor World kicked off a productivity and continuous improvement program based on Six Sigma and other proven approaches. This program will focus on low-capital, high-return projects designed to achieve improvements such as reduced waste, higher quality, increased press speed and the elimination of inventories; (4) Retooling program: Quebecor World’s retooling program is being optimized to be completed by the end of 2007; (5) Strengthen the balance sheet: Quebecor World is committed to strengthening its balance sheet in a responsible manner, and is taking serious actions to increase shareholder value, return to a strong free cash flow position and provide additional financial flexibility. To this end, Quebecor World’s dividend is suspended on subordinate and multiple voting shares.

In the third quarter of 2006, Quebecor World’s revenues amounted to US$1.55 billion, a US$31.0 million (-2.0%) decrease. Excluding the favourable impact of the fluctuation of currencies other than the U.S. dollar (US$25.0 million), revenues decreased by 3.6% in the third quarter of 2006, mainly because of lower volumes and pricing pressures. Excluding the impact of currency fluctuations, paper sales decreased by 2.3%.

Operating income was down US$28.0 million (-16.3%) to US$143.6 million in the third quarter of 2006, primarily as a result of the revenue decrease, as well as temporary operational inefficiencies caused by the installation and start-up of new presses, and higher energy costs.

The cost of goods sold decreased by 0.7% in the third quarter of 2006 compared with the same period of the previous year, mainly because of reduced sales volume, lower labour costs and a gain on pension curtailment, which were partially offset by rising energy costs. Operating margin declined to 16.2% in the third quarter of 2006, compared with 17.3% in the same period of 2005.

Selling, general and administrative expenses and securitization fees increased by US$5.5 million (5.4%) to US$106.6 million in the third quarter of 2006. Excluding the impact of currency translation, selling, general and administrative expenses and securitization fees increased by US$2.9 million, mainly as a result of higher implicit interest rates related to securitization programs.

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Quebecor World recorded net reserves for restructuring of US$11.6 million in the third quarter of 2006. It continued its restructuring initiatives and approved new workforce reductions across its manufacturing platform during the third quarter. As of September 30, 2006, 1,247 positions had been eliminated as a result of restructuring initiatives approved in 2006, with another 701 to come.

In the third quarter of 2006, free cash flow from operations were negative US$40.5 million, compared with negative US$76.9 million in the same quarter of 2005. The US$36.4 million improvement was mainly due to a favourable variance of US$81.9 million in non-cash balances related to operations, which was partially offset by the unfavourable impact of the US$28.0 million decrease in operating income.

On a year-to-date basis, Quebecor World’s revenues were down US$153.4 million (-3.3%) to US$4.47 billion and operating income was down US$108.4 million (-21.6%) to US$392.8 million. The decreases were mainly due to sustained pricing pressures in North America and Europe, and lower volumes in some business groups. Temporary operational inefficiencies caused by the installation and start-up of new presses and higher energy costs were also factors. The impact of these unfavourable factors was partially offset by savings from cost-containment measures and headcount reductions. Free cash flows from operations were negative US$9.2 million, compared with negative US$39.0 million in the same period of 2005, a US$29.8 million improvement due mainly to a favourable variance in non-cash balances related to operations and cash flows generated by disposals of businesses, which were partially offset by the decrease in operating income.

Stated in Canadian dollars, Quebecor World’s revenues were $1.73 billion in the third quarter of 2006, a $159.8 million (-8.4%) decrease. Operating income totalled $160.8 million, a decrease of $44.9 million (-21.8%). On a year-to-date basis, Quebecor World’s revenues decreased by $591.3 million (-10.5%) to $5.06 billion and operating income decreased by $167.9 million (-27.4%) to $444.7 million. The decreases in revenues and operating income stated in U.S. dollars were strongly amplified by the effect of currency translation into Canadian dollars.

2006 outlook

For the remainder of 2006, Quebecor World anticipates its operations will continue to be affected by negative market and pricing conditions, inefficiencies from its retooling and restructuring programs, and previously announced volume reductions. Quebecor World is addressing these challenges by focusing on the execution of the above-stated transformation plan. The improvement efforts in the transformation plan should deliver benefits. However, as the process is long-term and as Quebecor World anticipates additional plant closure and start-up related inefficiencies in upcoming quarters associated with the retooling and restructuring programs, the full effect of these efforts will only be realized in upcoming years.

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Quebecor Media Inc.

Quebecor Media’s revenues increased by $70.5 million (10.8%) to $721.4 million and its operating income by $20.6 million (11.7%) to $196.0 million in the third quarter of 2006.

Quebecor Media’s year-to-date revenues totalled $2.16 billion, a $216.4 million (11.1%) increase, and operating income rose $43.2 million (8.3%) to $563.4 million.

Cable segment

The Cable segment generated revenues of $330.7 million in the third quarter of 2006, compared with $269.7 million in the same quarter of 2005. The $61.0 million (22.6%) increase was mainly due to customer growth. The segment generated operating income of $133.0 million, a $31.0 million (30.4%) increase, mainly because of the higher revenues, including increases in some rates, which were partially offset by increases in some operating costs, primarily as a result of customer growth.

Videotron grew its customer base by the following numbers during the third quarter of 2006:

➢	60,900 more customers for cable telephone service (54,200 in 2005)

➢	43,900 for cable Internet access (39,700 in 2005)

➢	39,900 for illico Digital TV (43,700 in 2005)

➢	31,500 for all cable television services combined, i.e. net increase for analog service and illico Digital TV (28,600 decrease in 2005).

Videotron’s monthly ARPU (“average revenue per user”) increased by $9.87 (18.8%) to $62.42 in the third quarter of 2006, compared with $52.55 in the same quarter of 2005.

Videotron launched a wireless telephone service for residential and business customers in the third quarter of 2006. Videotron rolled out the new service to several regions of Québec during the quarter and plans to complete the roll-out across Québec by the end of 2006. On October 17, Videotron launched its wireless telephone service in the greater Montréal area.

In the third quarter of 2006, the Cable segment generated free cash flows from operations of $35.4 million, compared with $35.9 million in the same quarter of 2005, a $0.5 million decrease. The positive impact of the increase in operating income was offset by the unfavourable impact of the net change in non-cash balances related to operations and an increase in additions to property, plant and equipment, partly as a result of investment in network modernization and the cable telephony project.

On a year-to-date basis, the Cable segment’s revenues were up $165.4 million (21.2%) to $946.6 million. The segment recorded operating income of $372.7 million, a $69.9 million (23.1%) increase. Free cash flows from operations amounted to $57.6 million, down $46.4 million from the same period of 2005.

Newspapers segment

The Newspapers segment’s revenues were stable in the third quarter of 2006 at $220.9 million. Advertising revenues grew 1.8%, mainly as a result of increases at the free dailies and the community

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newspapers. Circulation revenues decreased by 4.8%. Distribution, commercial printing and other revenues combined declined by 3.2%. The free dailies 24 HEURESMC in Montréal, 24 HOURSTM in Toronto and Vancouver 24 HOURSTM in Vancouver increased their revenues by 25.3% in comparison with the third quarter of 2005.

Operating income decreased by $2.7 million (-5.5%) to $46.8 million in the third quarter of 2006. The higher revenues did not entirely offset higher operating costs, including newsprint, printing and distribution expenses. Higher costs for the project to acquire new printing presses and increases in some other costs due to a labour dispute at Le Journal de Montréal contributed to the increase in costs. Labour costs decreased, mainly because of the labour dispute. The combined operating losses of the free dailies decreased by 38.9%.

The Newspapers segment generated free cash flows from operations of $7.6 million in the third quarter of 2006, compared with $40.2 million in the same quarter of 2005. The $32.6 million decrease was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers.

In the first nine months of 2006, the Newspapers segment’s revenues amounted to $681.5 million, an $8.7 million (1.3%) increase. Operating income decreased $8.8 million (-5.8%) to $144.1 million. Free cash flows from operations were negative $9.1 million, compared with positive free cash flows from operations of $105.2 million in the same period of 2005, an unfavourable variance of $114.3 million due mainly to an increase in additions to property, plant and equipment.

Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec is proceeding on schedule. The first press was commissioned on September 15, 2006 and is being used to print some Québec community newspapers. Construction of the building and the mailroom is almost complete. On October 15, 2006, printing of The Ottawa Sun was also transferred in its entirety to the Saint-Janvier-de-Mirabel facility.

Broadcasting segment

The Broadcasting segment recorded revenues of $79.0 million in the third quarter of 2006, a $2.0 million (-2.5%) decrease. Revenues from broadcasting operations grew by $0.8 million (1.4%), mainly because of higher subscription revenues at the specialty channels (Mystère, Argent, Prise 2, LCN, mentv and Mystery) and increased revenues at the TVAchats channel, which were partially offset by lower advertising revenues at the TVA Network. Distribution revenues decreased by $2.0 million, primarily as a result of lower revenues from theatrical and video releases of films. Publishing revenues increased by $1.0 million.

The Broadcasting segment’s operating income was flat at $4.8 million in the third quarter of 2006. Operating income from broadcasting operations increased by $0.1 million (3.1%). The impact of lower revenues and higher operating expenses, including content-related costs, at TVA Network was offset by cost-control measures and improved profitability at the specialty channels. Operating income from distribution operations decreased by $0.5 million due primarily to weaker results from theatrical releases than in the third quarter of 2005. Publishing operations generated $1.3 million in operating income in the third quarter of 2006, a $1.1 million increase mainly due to reductions in some operating costs, including printing and promotion costs.

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On a year-to-date basis, the Broadcasting segment’s revenues decreased by $8.4 million (-3.0%) to $273.4 million and operating income declined by $13.0 million (-35.9%) to $23.2 million.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary financial statements. Third quarter 2006 highlights include:

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Leisure and Entertainment: Revenues up $7.3 million (11.1%) to $73.2 million; operating income down $1.7 million (-16.2%) to $8.8 million. The increase in revenues reflects the acquisition of Sogides ltée at the end of 2005, which was partially offset by a 4.2% decrease in the revenues of Archambault Group Inc. The drop in operating income was caused primarily by a decline in the Books segment’s operating results, on a comparable basis, due in part to lower revenues at CEC Publishing Inc. and unfavourable adjustments to some reserves. Lower operating income at Archambault Group, mainly as a result of lower distribution revenues, was also a factor. In the first nine months of 2006, the Leisure and Entertainment segment’s revenues totalled $210.7 million, an increase of $43.0 million (25.6%). Operating income decreased by $6.1 million (-39.6%) to $9.3 million.

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Interactive Technologies and Communications: Revenues up $1.6 million (10.3%) to $17.2 million due to the impact of the acquisition of China Interactive Limited in January 2006 and Crazy Labs Webs Solutions, S.L. in July 2006, the recruitment of new customers and increased sales to existing customers. Operating income up $0.3 million (33.3%) to $1.2 million. On July 11, 2006, Nurun Inc. closed the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain. On a year-to-date basis, the segment’s revenues were up $5.0 million (10.2%) to $53.9 million and operating income was up $1.1 million (35.5%) to $4.2 million.

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Internet/Portals: Revenues up $3.1 million (25.6%) to $15.2 million; operating income up $1.2 million (52.2%) to $3.5 million, mainly because of the increase in revenues, which was partially offset by increases in some operating costs. Canoe’s year-to-date revenues totalled $46.8 million, an increase of $11.2 million (31.5%), and year-to-date operating income was $10.7 million, a $4.0 million (59.7%) increase.

Financing

On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, bearing interest at 11 1/8% and 13 3/4%, for a total cash consideration of $39.3 million. In connection with this repurchase, a $6.7 million loss on settlement of debt, net of income tax, was recognized in the third quarter of 2006.

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Definitions

Operating income

In its analysis of operating results, the Company defines operating income (loss), as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-measurement of exchangeable debentures, gain (loss) on sales of businesses, loss on debt refinancing, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. Management and our Board of Directors use this measure in evaluating the Company’s consolidated results as well as results of the Company’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Company and of its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. A table reconciling operating income with the closest Canadian GAAP measure is provided in the Management Discussion and Analysis.

Free cash flows from operations

The Company uses free cash flows from operations as a measure of liquidity. Free cash flows from operations represent funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that are consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by the Company’s management and Board of Directors to evaluate cash flows generated by the Company’s segments’ operations. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When we discuss free cash flows from operations in the Management Discussion and Analysis, we provide a reconciliation to the most directly comparable Canadian GAAP financial measure in the same section.

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Average monthly revenue per user

Average monthly revenue per user, or ARPU, is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

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QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data) (unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
REVENUES

Printing	$ 1,733.3	$ 1,893.1	$ 5,057.3	$ 5,648.6
Cable	330.7	269.7	946.6	781.2
Newspapers	220.9	220.7	681.5	672.8
Broadcasting	79.0	81.0	273.4	281.8
Leisure and Entertainment	73.2	65.9	210.7	167.7
Interactive Technologies and Communications	17.2	15.6	53.9	48.9
Internet/Portals	15.2	12.1	46.8	35.6
Head office and inter-segment	(38.5)	(37.8)	(118.1)	(108.3)

	2,431.0	2,520.3	7,152.1	7,528.3

Cost of sales and selling and administrative expenses	(2,076.4)	(2,138.9)	(6,146.5)	(6,395.5)
Amortization	(150.2)	(146.5)	(446.2)	(450.6)
Financial expenses	(96.1)	(114.7)	(299.3)	(352.8)
Reserve for restructuring of operations, impairment of assets and other special charges	(15.3)	(20.3)	(83.7)	(100.0)
Gain on re-measurement of exchangeable debentures	9.4	27.5	50.9	50.0
Gain (loss) on sale of businesses and other assets	0.2	—	(0.9)	0.1
Loss on debt refinancing	(10.5)	(60.0)	(342.1)	(60.0)

INCOME (LOSS) BEFORE INCOME TAXES	92.1	67.4	(115.7)	219.5
Income taxes:
Current	14.9	7.7	2.3	42.8
Future	3.7	12.0	(105.4)	33.0

	18.6	19.7	(103.1)	75.8

	73.5	47.7	(12.6)	143.7
Dividends on preferred shares of subsidiaries, net of income taxes	(8.7)	(12.2)	(30.0)	(36.5)
Non-controlling interest	(30.8)	(12.3)	30.5	(48.4)

INCOME (LOSS) FROM CONTINUING OPERATIONS	34.0	23.2	(12.1)	58.8
Loss from discontinued operations	(0.2)	(0.6)	(1.0)	(3.6)

NET INCOME (LOSS)	$ 33.8	$ 22.6	$ (13.1)	$ 55.2

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$ 0.53	$ 0.36	$ (0.19)	$ 0.91
Net income (loss)	0.53	0.35	(0.20)	0.85

Weighted average number of shares outstanding (in millions)	64.3	64.6	64.3	64.6

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
 (in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Income before amortization, financial expenses, reserve for
   restructuring of operations, impairment of assets and
   other special charges, gain on re-measurement of
   exchangeable debentures, gain (loss) on sale of
businesses and loss on debt refinancing

Printing	$ 160.8	$ 205.7	$ 444.7	$ 612.6
Cable	133.0	102.0	372.7	302.8
Newspapers	46.8	49.5	144.1	152.9
Broadcasting	4.8	4.8	23.2	36.2
Leisure and Entertainment	8.8	10.5	9.3	15.4
Interactive Technologies and Communications	1.2	0.9	4.2	3.1
Internet/Portals	3.5	2.3	10.7	6.7
General corporate (expenses) revenues	(4.3)	5.7	(3.3)	3.1

	$ 354.6	$ 381.4	$ 1,005.6	$ 1,132.8

Amortization
Printing	$ 85.7	$ 89.4	$ 253.2	$ 282.8
Cable	49.3	44.1	146.3	130.7
Newspapers	9.4	7.5	27.3	20.3
Broadcasting	3.3	3.0	10.5	10.0
Leisure and Entertainment	1.5	1.2	5.5	3.2
Interactive Technologies and Communications	0.4	0.5	1.2	1.3
Internet/Portals	0.2	0.2	0.6	0.6
Head Office	0.4	0.6	1.6	1.7

	$ 150.2	$ 146.5	$ 446.2	$ 450.6

Additions to property, plant and equipment
Printing	$ 92.9	$ 107.5	$ 247.5	$ 265.7
Cable	74.9	68.9	216.8	150.2
Newspapers	26.7	29.3	100.4	36.2
Broadcasting	1.8	2.9	5.4	9.8
Leisure and Entertainment	1.0	2.0	2.3	4.8
Interactive Technologies and Communications	0.4	0.2	0.9	1.1
Internet/Portals	0.6	0.4	1.2	0.6
Head office	1.8	2.0	4.0	5.7

	$ 200.1	$ 213.2	$ 578.5	$ 474.1

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Balance at beginning of period	$ 1,232.2	$ 1,258.4	$ 1,285.5	$ 1,235.3

Net income (loss)	33.8	22.6	(13.1)	55.2

	1,266.0	1,281.0	1,272.4	1,290.5

Dividends	(3.2)	(3.2)	(9.6)	(9.0)
Excess of purchase price over carrying value of Class B Subordinate Shares acquired	—	(2.5)	—	(6.2)

Balance at end of period	$ 1,262.8	$ 1,275.3	$ 1,262.8	$ 1,275.3

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Cash flows related to operations
Income (loss) from continuing operations	$ 34.0	$ 23.2	$ (12.1)	$ 58.8
Adjustments for:
Amortization of property, plant and equipment	148.5	144.9	440.1	445.3
Amortization of deferred charges and other assets	1.7	1.6	6.1	5.3
Amortization of deferred financing costs and long-term debt discount	2.1	16.7	9.5	49.2
Amortization of deferred client incentives	7.8	8.5	21.6	24.0
Impairment of assets and non-cash portion of restructuring	—	9.1	11.2	59.2
(Gain) loss on ineffective portion of derivative instruments and
on foreign currency translation of financial instruments	(8.6)	6.3	(8.3)	9.4
Loss on revaluation of the Additional Amount payable	5.8	0.9	2.4	6.2
(Gain) loss on sale of property, plant and equipment, businesses and other assets	(1.4)	2.9	1.0	(2.4)
Gain on re-measurement of exchangeable debentures	(9.4)	(27.5)	(50.9)	(50.0)
Loss on debt refinancing	10.5	60.0	342.1	60.0
Repayment of accrued interest on Senior Discount Notes	(6.0)	—	(197.3)	—
Future income taxes	3.7	12.0	(105.4)	33.0
Non-controlling interest	30.8	12.3	(30.5)	48.4
Other	0.8	(5.7)	7.5	0.1

	220.3	265.2	437.0	746.5
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	(41.0)	(152.3)	(147.4)	(319.5)

Cash flows provided by continuing operations	179.3	112.9	289.6	427.0
Cash flows (used in) provided by discontinued operations	(0.3)	(3.0)	0.1	0.1

Cash flows provided by operations	179.0	109.9	289.7	427.1

Cash flows related to financing activities
Net increase (decrease) in bank indebtedness	6.0	(5.7)	10.7	8.1
Issuance of long-term debt, net of financing fees	56.0	200.9	1,847.0	200.9
Net borrowings under revolving bank facilities	31.2	197.5	65.1	154.4
Repayments of long-term debt and unwinding of hedging contracts	(41.5)	(318.9)	(1,664.7)	(328.4)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	(34.0)	21.6	(34.1)
Issuance of capital stock by subsidiaries	1.8	2.8	6.4	17.2
Repurchase of Class B Subordinate Shares	—	(3.5)	—	(8.5)
Dividends	(3.2)	(3.2)	(9.6)	(9.0)
Dividends paid to non-controlling shareholders	(16.0)	(19.7)	(73.6)	(56.8)
Other	—	(0.9)	(1.0)	(3.6)

Cash flows provided by (used in) financing activities	34.3	15.3	201.9	(59.8)

Cash flows related to investing activities
Business acquisitions, net of cash and
cash equivalents	(3.0)	(79.3)	(9.4)	(152.5)
Proceeds from disposal of business, net of cash and cash equivalents	0.4	4.2	31.9	9.5
Additions to property, plant and equipment	(200.1)	(213.2)	(578.5)	(474.1)
Net proceeds from disposal of derivatives instruments	—	—	—	85.7
Net decrease in temporary investments	—	—	40.5	99.6
Increase in restricted cash, cash equivalents and temporary investments	(2.8)	(0.4)	(14.1)	(30.1)
Proceeds from disposal of assets	13.6	3.0	19.3	12.3
Other	(0.8)	1.2	(2.5)	—

Cash flows used in investing activities	(192.7)	(284.5)	(512.8)	(449.6)

Net increase (decrease) in cash and cash equivalents	20.6	(159.3)	(21.2)	(82.3)
Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	(4.5)	(14.9)	(18.6)	16.5
Cash and cash equivalents at beginning of period	40.6	254.2	96.5	145.8

Cash and cash equivalents at end of period	$ 56.7	$ 80.0	$ 56.7	$ 80.0

Cash and cash equivalents consist of
Cash	$ 27.6	$ 16.0	$ 27.6	$ 16.0
Cash equivalents	29.1	64.0	29.1	64.0

	$ 56.7	$ 80.0	$ 56.7	$ 80.0

Cash interest payments	$ 124.5	$ 155.9	$ 527.7	$ 360.7
Cash income tax payments (net of refunds)	7.9	(3.6)	69.6	71.1

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
 (in millions of Canadian dollars)

	September 30	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 56.7	$ 96.5
Cash and cash equivalents and temporary investments held in trust	8.2	10.9
Temporary investments	0.1	40.6
Accounts receivable	903.0	916.0
Income taxes	39.0	12.8
Inventories and investments in televisual products and movies	642.5	579.3
Prepaid expenses	60.2	48.7
Future income taxes	143.0	138.7

	1,852.7	1,843.5

PROPERTY, PLANT AND EQUIPMENT	4,391.5	4,318.0
FUTURE INCOME TAXES	39.3	57.6
RESTRICTED CASH AND CASH EQUIVALENTS	53.7	38.4
OTHER ASSETS (including investments with a market value of $140.2 million
($223.4 million in 2005))	840.1	824.8
GOODWILL	6,512.5	6,598.4

	$ 13,689.8	$ 13,680.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$ 24.3	$ 13.6
Accounts payable, accrued charges and deferred revenue	1,914.6	1,807.7
Income taxes	49.3	90.2
Dividend payable to non-controlling shareholders	—	27.2
Future income taxes	2.6	2.0
Additional Amount payable	113.9	111.5
Current portion of long-term debt	27.8	17.6

	2,132.5	2,069.8

LONG-TERM DEBT	5,158.1	4,687.7
EXCHANGEABLE DEBENTURES	269.9	405.4
CONVERTIBLE NOTES	130.9	134.3
OTHER LIABILITIES	1,204.5	1,070.4
FUTURE INCOME TAXES	591.7	723.4
NON-CONTROLLING INTEREST	2,817.0	3,138.0

SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	1,262.8	1,285.5
Translation adjustment	(224.2)	(180.4)

	1,385.2	1,451.7

	$ 13,689.8	$ 13,680.7

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
REVENUES

Cable	$ 330.7	$ 269.7	$ 946.6	$ 781.2
Newspapers	220.9	220.7	681.5	672.8
Broadcasting	79.0	81.0	273.4	281.8
Leisure and Entertainment	73.2	65.9	210.7	167.7
Interactive Technologies and Communications	17.2	15.6	53.9	48.9
Internet/Portals	15.2	12.1	46.8	35.6
Head office and inter-segment	(14.8)	(14.1)	(49.8)	(41.3)

	721.4	650.9	2,163.1	1,946.7

Cost of sales and selling and administrative expenses	(525.4)	(475.5)	(1,599.7)	(1,426.5)
Amortization	(64.3)	(56.9)	(192.4)	(167.2)
Financial expenses	(52.7)	(71.4)	(167.0)	(217.0)
Reserve for restructuring of operations	(1.7)	—	(9.4)	—
Loss on debt refinancing	(10.5)	(60.0)	(342.1)	(60.0)
Other	(0.5)	—	1.0	0.1

INCOME (LOSS) BEFORE INCOME TAXES	66.3	(12.9)	(146.5)	76.1
Income taxes:
Current	1.5	0.6	4.1	12.8
Future	16.4	(4.4)	(85.7)	14.4

	17.9	(3.8)	(81.6)	27.2

	48.4	(9.1)	(64.9)	48.9
Non-controlling interest	(1.3)	(1.0)	(7.2)	(10.8)

INCOME (LOSS) FROM CONTINUING OPERATIONS	47.1	(10.1)	(72.1)	38.1
Loss from discontinued operations	(0.5)	—	(0.5)	—

NET INCOME (LOSS)	$ 46.6	$ (10.1)	$ (72.6)	$ 38.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
 (in millions of Canadian dollars) (unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Income before amortization, financial expenses, reserve for restructuring of operations, loss on debt refinancing and other

Cable	$ 133.0	$ 102.0	$ 372.7	$ 302.8
Newspapers	46.8	49.5	144.1	152.9
Broadcasting	4.8	4.8	23.2	36.2
Leisure and Entertainment	8.8	10.5	9.3	15.4
Interactive Technologies and Communications	1.2	0.9	4.2	3.1
Internet/Portals	3.5	2.3	10.7	6.7
General corporate (expenses) revenues	(2.1)	5.4	(0.8)	3.1

	$ 196.0	$ 175.4	$ 563.4	$ 520.2

Amortization
Cable	$ 49.3	$ 44.1	$ 146.3	$ 130.7
Newspapers	9.4	7.5	27.3	20.3
Broadcasting	3.3	3.0	10.5	10.0
Leisure and Entertainment	1.5	1.2	5.5	3.2
Interactive Technologies and Communications	0.4	0.5	1.2	1.3
Internet/Portals	0.2	0.2	0.6	0.6
Head Office	0.2	0.4	1.0	1.1

	$ 64.3	$ 56.9	$ 192.4	$ 167.2

Additions to property, plant and equipment
Cable	$ 74.9	$ 68.9	$ 216.8	$ 150.2
Newspapers	26.7	29.3	100.4	36.2
Broadcasting	1.8	2.9	5.4	9.8
Leisure and Entertainment	1.0	2.0	2.3	4.8
Interactive Technologies and Communications	0.4	0.2	0.9	1.1
Internet/Portals	0.6	0.4	1.2	0.6
Head Office	—	1.1	0.3	2.9

	$ 105.4	$ 104.8	$ 327.3	$ 205.6

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars) (unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Deficit at beginning of period	$ 2,667.3	$ 2,491.4	$ 2,538.1	$ 2,529.6

Net (income) loss	(46.6)	10.1	72.6	(38.1)

	2,620.7	2,501.5	2,610.7	2,491.5

Dividends	—	10.0	10.0	20.0

Deficit at end of period	$ 2,620.7	$ 2,511.5	$ 2,620.7	$ 2,511.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Cash flows related to operations
Net income (loss)	$ 46.6	$ (10.1)	$ (72.6)	$ 38.1
Adjustments for:
Amortization of property, plant and equipment	62.5	55.4	186.0	162.2
Amortization of deferred charges and of other assets	1.8	1.5	6.4	5.0
Amortization of deferred financing costs and long-term debt discount	1.0	16.0	6.3	46.7
(Gain) loss on ineffective portion of derivative instruments and on foreign currency translation on financial instruments	(4.5)	4.9	4.2	6.4
Loss on revaluation of the Additional Amount payable	5.8	0.9	2.4	6.2
Loss on debt refinancing	10.5	60.0	342.1	60.0
Repayment of accrued interest on Senior Discount Notes	(6.0)	—	(197.3)	—
Loss (gain) on disposal of businesses, plant, property and equipment and other assets	1.3	(0.5)	(0.3)	(0.4)
Non-controlling interest	1.3	1.0	7.2	10.8
Future income taxes	16.4	(4.4)	(85.7)	14.4
Other	0.5	(0.8)	1.6	(1.1)

	137.2	123.9	200.3	348.3
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	14.7	(8.2)	(70.8)	(95.3)

Cash flows provided by operations	151.9	115.7	129.5	253.0

Cash flows related to financing activities
Net increase (decrease) in bank indebtedness	6.5	(4.8)	10.5	8.9
Issuance of long-term debt, net of financing fees	56.5	200.9	1,225.7	200.9
Net (repayments) borrowings under revolving bank facilities	(43.3)	79.4	123.4	74.6
Repayment of long-term debt and unwinding of hedging contracts	(38.4)	(316.3)	(1,172.9)	(318.0)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	(34.0)	21.6	(34.1)
Dividends and reduction of Common Shares paid-up capital	(11.3)	(10.0)	(91.3)	(20.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(3.3)	(3.9)
Other	—	(0.7)	(0.8)	(3.5)

Cash flows (used in) provided by financing activities	(31.3)	(86.8)	112.9	(95.1)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(3.0)	(76.2)	(9.3)	(85.8)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	—	—	4.3
Additions to property, plant and equipment	(105.4)	(104.8)	(327.3)	(205.6)
Net decrease in temporary investments	—	—	40.5	99.6
Proceeds from disposal of assets	7.8	0.3	8.5	3.1
Decrease in an advance receivable from parent company	15.9	—	15.9	—
Acquisition of tax deductions from parent company	(16.1)	—	(16.1)	—
Other	(0.9)	(1.3)	(2.6)	(2.6)

Cash flows used in investing activities	(101.7)	(182.0)	(290.4)	(187.0)

Net increase (decrease) in cash and cash equivalents	18.9	(153.1)	(48.0)	(29.1)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	(0.4)	(0.1)	(0.5)
Cash and cash equivalents at beginning of period	30.3	232.7	97.4	108.8

Cash and cash equivalents at end of period	$ 49.3	$ 79.2	$ 49.3	$ 79.2

Cash and cash equivalents consist of
Cash	$ 14.5	$ 3.4	$ 14.5	$ 3.4
Cash equivalents	35.0	75.8	35.0	75.8

	$ 49.5	$ 79.2	$ 49.5	$ 79.2

Cash interest payments	$ 66.3	$ 106.9	$ 398.7	$ 224.6
Cash income tax payments (net of refunds)	$ 0.8	$ (11.7)	$ 8.6	$ 11.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
 (in millions of Canadian dollars)

	September 30	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 49.5	$ 97.4
Temporary investments	0.1	40.6
Accounts receivable	376.8	415.7
Income taxes	9.3	9.3
Amounts receivable from parent company and companies under common control	—	15.6
Inventories and investments in televisual products and movies	170.4	155.5
Prepaid expenses	31.4	22.4
Future income taxes	100.2	98.7

	737.7	855.2

PROPERTY, PLANT AND EQUIPMENT	1,771.0	1,631.5
FUTURE INCOME TAXES	43.1	57.5
OTHER ASSETS	259.3	259.4
GOODWILL	3,877.8	3,871.9

	$ 6,688.9	$ 6,675.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$ 23.2	$ 12.7
Accounts payable and accrued charges	516.0	608.8
Deferred revenue	169.8	155.2
Income taxes	9.6	13.4
Amounts payable from parent company and companies under common control	4.4	—
Dividends payable	—	60.0
Additionnal Amount payable	113.9	111.5
Current portion of long-term debt	22.9	2.7

	859.8	964.3

LONG-TERM DEBT	2,779.9	2,530.5
OTHER LIABILITIES	450.2	359.3
FUTURE INCOME TAXES	103.6	227.0
NON-CONTROLLING INTEREST	149.0	144.3

SHAREHOLDERS’ EQUITY
Capital stock	1,752.4	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,620.7)	(2,538.1)
Translation adjustment	(2.1)	(2.3)

	2,346.4	2,450.1

	$ 6,688.9	$ 6,675.5

Supplementary Disclosure

Quarter / 9-Month Period
Ended September 30, 2006

For additional information, please contact

Jean-François Pruneau, Treasurer, at (514) 380-4144

Investor.relations@Quebecor.com

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor
statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the
Company’s public filings with the Securities Exchange
Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

September 30, 2006

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2011 (Availability: $100)

-

Export Financing due 2015

$59.2

Term Loan A due 2011

118.8

Term Loan B due 2013

389.2

7 3/4% Senior Notes due 2016

586.8

1,154.0

Videotron

Revolving Credit Facility due 2009 (Availability: $450)

138.0

6 7/8% Senior Notes due 2014

738.0

6 3/8% Senior Notes due 2015

194.7

1,070.7

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

-

Term Loan B due 2009

220.1

Term Loan C due 2009

39.2

7 5/8% Senior Notes due 2013

226.3

485.6

TVA

92.5

Other

23.2

Total Quebecor Media

$2,826.0

Additional Amount Payable

113.9

Cross-Currency Derivative Instruments (FX Rate Differential)

(1)

311.3

Cash-on-Hand

Quebecor Media

49.6

Videotron

$0.1

Sun Media

-

Quebecor Media Parent

(12.1)

Other (subsidiaries not 100% owned)

61.6

$49.6

(1)

Classified under "Other assets" or "Other liabilities" in Quebecor Media's financial statements

/3

CABLE

Supplementary Disclosure

September 30, 2006

Operating Results

2006

2005

Sep 30

Jun 30

Mar 31

Dec 31

Sep 30

Homes Passed ('000)

2,449

2,439

2,426

2,419

2,412

Basic Customers ('000)

1,553

1,521

1,520

1,506

1,472

Basic Penetration

63.4%

62.4%

62.7%

62.3%

61.0%

Extended Tier Customers ('000)

1,292

1,264

1,265

1,250

1,214

Extended Tier Penetration

83.2%

83.1%

83.2%

83.0%

82.5%

Digital Set-Top Boxes ('000)

681

628

586

538

474

Digital Customers ('000)

585

545

512

475

425

Digital Penetration

37.7%

35.9%

33.7%

31.5%

28.9%

Cable Internet Customers ('000)

754

711

682

638

588

Cable Internet Penetration

48.6%

46.7%

44.9%

42.4%

39.9%

Telephony Customers ('000)

344

283

227

163

96

Telephony Penetration

22.2%

18.6%

14.9%

10.8%

6.5%

3rd Quarter

YTD

2006

2005

VAR

2006

2005

VAR

(in millions)

Revenues

$330.7

$269.7

22.6%

$946.6

$781.2

21.2%

Cable Television

170.1

155.1

9.7%

501.9

457.6

9.7%

Internet

88.0

68.3

28.8%

249.6

197.6

26.3%

Business Solution

18.0

18.9

-4.8%

55.4

57.2

-3.1%

Telephony

29.8

6.1

n.m.

72.2

8.9

n.m.

Other

24.8

21.3

16.4%

67.5

59.9

12.7%

EBITDA

$133.0

$102.0

30.4%

$372.7

$302.8

23.1%

EBITDA Margin (%)

40.2%

37.8%

39.4%

38.8%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$23.8

$39.5

$81.0

$79.7

Scalable Infrastructure

24.5

12.6

52.3

28.4

Line Extensions

5.8

4.7

20.0

12.3

Upgrade / Rebuild

14.2

6.3

33.8

13.9

Support Capital

5.6

4.7

27.5

13.4

Total - NCTA Classification

$73.9

$67.9

8.8%

$214.6

$147.8

45.2%

Other

2.0

2.2

4.6

3.9

Total - Capital Expenditures

$75.9

$70.1

8.3%

$219.2

$151.7

44.5%

2-Way Capability

98%

97%

98%

97%

Cable Television ARPU

$36.88

$35.51

$36.58

$34.97

Total ARPU

$62.42

$52.55

$60.04

$50.75

/4

NEWSPAPERS

Supplementary Disclosure

September 30, 2006

Operating Results

3rd Quarter

YTD

2006

2005

VAR

2006

2005

VAR

Linage ('000)

Urban Dailies

42,781

43,422

-1.5%

130,383

129,432

0.7%

(in millions)

Revenues

$220.9

$220.7

0.1%

$681.5

$672.8

1.3%

Advertising

157.3

154.5

1.8%

487.7

474.1

2.9%

Circulation

38.9

40.9

-4.9%

118.7

123.8

-4.1%

Other

24.7

25.3

-2.4%

75.1

74.9

0.3%

Urban Dailies

(1)

$163.2

$162.0

0.7%

$498.8

$491.4

1.5%

Community Newspapers

(1)

72.3

69.9

3.4%

223.4

214.6

4.1%

EBITDA

$46.8

$49.5

-5.5%

$144.1

$152.9

-5.8%

EBITDA Margin (%)

21.2%

22.4%

21.1%

22.7%

Change in Newsprint Expense

4.1%

5.3%

(1)

Before eliminations

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

September 30, 2006

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

45.2%

99.9%

Canoë

92.5%

100.0%

Nurun

(3)

57.5%

57.5%

(1)

Excluding 104 shares that are held by TVA

(2)

% Equity and % Voting include Quebecor Media's interest in the 104 shares that are held by TVA

(3)

Excluding 500,000 shares held by Quebecor World

19,076,605

12,227,271

651

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat
and Assistant Corporate Secretary

Date:	November 7, 2006